**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

**Enclosures**: **SASOL LIMITED - SASOL PUBLISHES PRODUCTION AND SALES METRICS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2018**

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes:       JSE: SOL        NYSE: SSL
Sasol Ordinary ISIN codes:        ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:    ZAE000151817
("Sasol" or "the Company")

**SASOL PUBLISHES PRODUCTION AND SALES METRICS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2018**

Sasol has published its production and sales performance metrics for the three months ended 30 September 2018 on the Company's website at www.sasol.com, under the Investor Centre section or via this URL: http://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics

Overview:

Sasol benefited from higher Brent crude oil and product prices during the quarter and a weaker average rand exchange rate against major currencies. We have seen higher productivity across most of our operations with an increased focus on safety, margins and cost control.

Operating Business Units
Operationally, our mining operations are building momentum with increased productivity over the past quarter and have fully restored the stockpiles to above target levels. External purchases have been significantly reduced and current indications are that Mining will achieve the targeted production levels of 40 million tons for the full year. At our Mozambican upstream operations, we delivered a robust production performance, in line with expectations. We expect to achieve our production target of between 114 – 118 bscf for FY19.

Regional Operating Hubs
Turning to our regional operating hubs, we are seeing excellent production results from our Natref operations following focused management interventions and capital investments over the past few years. The run rates achieved over the past quarter averaged 661m3/h, which builds of the average of the previous quarter of 600m3/h. We are confident that this improved performance will continue over the ensuing months. In Sasolburg, most of our plants completed the shutdowns within the planned time and cost schedules. Our Eurasian operations continue to deliver on its planned production targets. However, in Secunda, the planned full shutdown at our Sasol Secunda Operations (SSO) West factory was longer than estimated mainly due to technical issues with the Steam Header 2 project and challenges with start-up which further

delayed the commissioning date. The extended shutdown impacted our production and sales volumes across the value chain. We are however confident that we will achieve our planned production targets for the remainder of the year. The longer shutdown will result in annual production guidance reducing to 7,5 – 7,6 million tons.

Strategic Business Units
Our Energy business is continuing to benefit from the higher oil price and largely achieved our targeted liquid fuels sales volumes for the quarter, notwithstanding the challenges experienced at SSO. This was enabled through improved production from Natref. We are on track to achieve our previous market guidance sales of 57 – 58 million barrels for the year. ORYX GTL achieved a stellar operational performance, achieving an average utilisation rate of 106%. The notable production rates coupled with the high oil price bodes well for Sasol's profitability. At Base Chemicals, we are seeing higher chemical prices globally versus the comparable period and continue to focus on margin expansion. In South Africa, we are on track to achieve our target of 2 – 3% volumes increase despite the challenges at SSO. The high density polyethylene (HDPE) plant in the US is expected to ramp up production during this financial year, and we expect to achieve an average utilisation rate of 80 – 90% for the full year. HDPE derivitisation enables additional value extraction from ethylene, which significantly improves our US Base Chemicals average sales basket prices. Performance Chemicals produced a solid set of sales volumes and margins overall are holding strong. We are on track to achieve our previous market guidance of 2 – 4% volumes increase for the full year.

Lake Charles Chemicals Project (LCCP)
We are making good progress with the project in Lake Charles and indications are that the capital cost of the project will remain within the previous market guidance of US$11,13 billion. As at end September 2018, the engineering and procurement were substantially complete and the construction progress was at 75%. Steam reached beneficial operation in August 2018. Overall project progress was 91% and capital expenditure amounted to US$10,4 billion. More than 80% of our production will be available in quarter one of calendar year 2019. Based on an ethane price of 28cpg, we expected to deliver on our 2019 earnings before interest, tax, depreciation and amortisation (EBITDA) guidance of US$250 million to US$300 million. However, given current forecasted ethane prices, we expect EBITDA to average between $110 million to $160 million using an ethane price 37cpg. The ethane price volatility will significantly impact the EBITDA and is not within our control.

Conclusion
Overall, we have delivered a solid performance for the first quarter, except for the SSO extended shutdown. Our operations are stable and delivering according to plan and we are taking advantage of all opportunities to maximise margins. At this point, all

indications are that we will meet our revised production and sales targets for the year. Our cost performance is within market guidance.

In line with Sasol's updated strategy, we have reorganised the Chemical portfolio to support our value-based growth strategy. Consequently, we have transferred the Phenolics, Ammonia and Speciality Gases results from Performance Chemicals to Base Chemicals, effective 1 July 2018. Management of the Ammonia and Speciality Gases is housed in the Energy SBU. The metrics have been restated for the transfer.

Additional information on the company earnings and production guidance can be found on the company's website.

18 October 2018
Sandton

Sponsor: Deutsche Securities (SA) Proprietary Limited

Investor Relations:
Moveshen Moodley, Chief Investor Relations Officer
Telephone: +27 (0) 10 344 8052

therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 October 2018

By:    /s/ V D Kahla
Name:  Vuyo Dominic Kahla
Title:    Company Secretary